October 10, 2017

Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	New Leap, Inc. Registration Statement on Form S-1 Filed August 8, 2017 File No. 333-219776

Dear Mr. Foland,

New Leap, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated October 2, 2017. Our response to the Staff’s comment is as follows:

Certain Relationships and Related Transactions, page 33

1.	In response to prior comments 8 and 9, you state that your Chief Executive Officer, Mr. Ostashinsky, will cover the accounting, transfer agent, blue sky and miscellaneous expenses related to this offering. Based on your disclosure elsewhere, the total amount of these expenses is $11,000 but you state in this section that as of June 30, 2017 the amount under the note was $305. Please revise to explain whether the amount due under the note has been amended.

Response: The balance due under the note was $305 as of the date of the financial statements, which is June 30, 2017. As indicated on page 33 of Amendment #1 to the form S-1: “Additional amounts paid by Itzhak for the benefit of the Company will be added to this note.” As of June 30, 2017 there were no additional payments made by Itzhak for the benefit of the Company besides the foregoing $305. Itzhak started paying the $11,000 expenses you refer to only after June 30, 2017. Therefore, as of June 30, 2017 they have yet to be added to the note.

* * * * *

We acknowledge that:

We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the Amended S-1; and

We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Lior Ostashinsky, Legal Counsel, at + (972) 50-5485348 or Itzhak Ostashinsky, President and Chief Executive Officer, at + (972) 50-7844477 if you have questions or need additional information.

Sincerely,

New Leap, Inc.

By:	/s/ Itzhak Ostashinsky
Itzhak Ostashinsky
President & CEO